CORPORATE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2022

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 08 December 2022, prepared by WPP plc.

FOR IMMEDIATE RELEASE	8 December 2022

WPP PLC ("WPP")

WPP acquires Canadian commerce agency Diff to grow its partner ecosystem in North America

WPP today announces that it is acquiring Diff, a leading commerce agency based in Montreal, Canada.

Diff is an award-winning developer of tailor-made commerce solutions with specialized capabilities that address the rapidly growing Shopify commerce ecosystem. Founded in 2011 by Benjamin Crudo, the 115-strong company will join the Wunderman Thompson global network, complementing its world-class commerce and marketing services teams in North America.

With direct-to-consumer commerce sales in the United States forecast to grow to almost $213 billion by 2023, more brands are adopting D2C models as part of a multichannel approach. Diff specializes in growth strategy, front-end design, site optimization and system integrations which has enabled the agency to create some of the most innovative, complex and high-performing online stores on the Shopify platform, which now accounts for 10% of the United States' eCommerce market share. Among Diff's high-growth D2C client portfolio are Giant Tiger, Kith, Sakara Life, and more.

The acquisition will further strengthen WPP's digital commerce capabilities and reflects the company's ongoing investment into its commerce offer for clients as consumer needs continue to change. It is aligned with WPP's accelerated growth strategy, building on existing capabilities in the areas of commerce and technology. WPP is ranked as a Leader in Forrester's latest global Commerce Services Wave, and already manages more than $40bn of direct and $20bn of marketplace GMV for clients, employing 13,500 commerce specialists across its agencies.

Mark Read, CEO of WPP, said: "The tremendous growth in the digital commerce ecosystem means our clients are looking to us to deliver the innovative solutions they need to reach new and existing customers in meaningfully engaging ways. Diff's Shopify expertise, alongside its unique blend of strategy, optimization and design, will be a welcome addition to our commerce portfolio and will drive results for our clients in North America, which is WPP's largest market."

Neil Stewart, CEO of Wunderman Thompson Commerce, said: "This acquisition boosts Wunderman Thompson's commerce and technology ecosystem across North America, bringing Shopify expertise to our roster of well-established technology partnerships. Our global clients will now have access to the expertise of one of Shopify's longest standing partners and its multichannel platform that caters to 600 million shoppers in more than 175 countries. Together we offer brands and retailers extended routes to market, including D2C, marketplaces, eRetail and social commerce."

Benjamin Crudo, CEO and Founder of Diff, said: "We couldn't be more excited to join the ranks of Wunderman Thompson, bringing Shopify's disruptive power to its global client base. Ecommerce has been radically reshaping the way brands bring their products and services to market, and Diff has been at the forefront of this revolution. As one of Shopify's founding and most innovative agency partners we're looking forward to continuing to expand the platform's reach."

Further information
Martina Suess, WPP
+1 917-456-5049
Martina.suess@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 08 December 2022	By: ______________________
Balbir Kelly-Bisla
Company Secretary